October 31, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman (Mail Stop 6010)

Dear Ms. Sherman:

Re:	Meridian Co., Ltd.
Form 20-F for the year ended December 31, 2007
File No. 000-32341

First of all, we received the letter on October 13, 2008 because the fax number in the letter was not correct, resulting in our delayed response to you. Please be advised that our current fax number is 82-2-2103-3333.

In response to your comments letter dated September 17, 2008, we prepared the following answers for your review.

Comment #1

SEC
Please refer to our prior comment 1. Please confirm that you will include a discussion similar to that you provided to us in your response in future filings.

Response by the Company
We will include such discussion in the future filings.

Comment #2

SEC
Please refer to prior comment 6. Please tell us why you classified bad debt recovery income and loss on disposal of property, plant and equipment as non-operating expenses or income. Please also explain to us in more detail why the referral fees and commissions, loss from canceled contract and cancellation of service fee are non-operating items. In this regard, discuss the extent to which these charges relate to activities for which the revenues and expenses have historically been included in operating income. Please refer to Question 2 of SAB Topic 5:P.3 and paragraph 45 of SFAS 144.

Response by the Company
Based on the discussion with our independent auditor, we concluded that our financial statements presentation may be misleading, but not significantly, and that some of the items included in “Other, net” of our latest filing on June 30, 2008 should not be classified as non-operating income or expenses.

However, we believe that our financial statements are not materially misstated and the readers are not misled because: (1) the misclassification has no effect on the net loss and earning per share data; (2) certain items were unusual by nature resulting in a separate presentation category than those of S,G&A expenses; and (3) presentations of such expenses were consistent since we began to file with the SEC in 2001.

However, we would like to improve our presentation in our future filings by reclassifying the said items in non-operating income (expenses) to operating income (expenses).

Comment #3

SEC
Please refer to prior comment 7. We note your response however we still cannot recompute the net loss per share for 2007 in Korean Won. We note that your net loss was (607,663) and your weighted average common shares were 32,553,528. Please tell us how you determined a loss of (19) per share.

Response by the Company
The net loss of (607,663) is in thousand of Korean Won, while the weighted average common shares are not in thousand. Therefore, the EPS calculation is interpreted in the consolidated statement of operations as follows.
(607,663,000) / 32,553,528 = (18.67), as presented (19).
We will revise the note disclosure of “per share amount” in the title of the financial statements to “per share data” from future filing.

We believe these responses will suffice your questions and please advise us if you have further comments or questions.

Sincerely,

/s/ Hyeon Seong Myeong /s/

Hyeon Seong Myeong, President and CEO
Meridian Co., Ltd.